January 15, 2016

United States Securities and Exchange Commission 100 F Street, NE Washington DC 20549 Attn: Mara L. Ransom, Assistant Director – Office of Consumer Products

RE:	Capital Art, Inc. Amendment No. 2 to Form 10-12G Filed December 1, 2015 Form 10-Q for the Quarterly Period Ended September 30, 2015 Filed November 16, 2015 File No. 000-55370

Dear Ms. Ransom:

Please allow this letter to be considered our formal response to your comments outlined in your December 16, 2015 letter, to which you granted our request for an extension of time to respond until January 15, 2016.

We will address each comment in order:

General

1. Please file the required quarterly reports for the quarters ending March 31, 2015 and June 30, 2015. Please refer to Rule 13a-13 under the Exchange Act.

Response: As previously stated in our responses, due to changes in counsel and auditors, Capital Art, Inc. (the “Company”) was delayed in filing its Amendment No. 1 to Form 10 filed October 2, 2015 (“First Amendment). The change also caused delays in preparing its Form 10-Q for the quarter ended June 30, 2015. As a result, the Company updated the Form 10 in the First Amendment to include the financial statements for the quarter ended June 30, 2015 and the Management’s Discussion and Analysis of Financial Condition and Results of Operations for quarter ended June 30, 2015. The Company did not believe based on the above that it should re-file the June 30th financials as a separate 10-Q filing as such a filing could be confusing, but if the SEC required them to do so, the Company would file a separate 10-Q for the quarter ended June 30, 2015. To avoid gaps in financial reporting and per Rule 13a-13, the Company is in the process of finalizing the Form 10Qs for the quarters ended March 31, 2015 and June 30, 2015 and will have those filed upon review of the auditors shortly.

2. Please include a risk factor addressing the risks associated with any failure on your part to comply with your reporting obligations under the Securities Exchange Act of 1934, as amended. In your risk factor, please refer to your quarterly reports that were not timely filed. Please also disclose in your risk factors the fact that the financial statements included in your Form 10-12G were stale at the time that your Form 10-12G went effective. Please refer to Rule 8-08 of Regulation S-X.

United States Securities and Exchange Commission

RE: Capital Art, Inc.

January 15, 2016

Response: The Company is preparing and filing a third amendment to the Form 10-12G (“Third Amendment”) to be filed on January 15, 2016 to address some of the comments in the SEC letter of December 16, 2015. The Third Amendment has been revised to address this comment, but to highlight here the Risk factor: “Compliance with the reporting requirements of federal securities laws can be expensive” has been updated to read “Compliance with the reporting requirements of federal securities laws can be expensive and failure to comply may result in a negative effect of the Company’s trading price,” and states as follows:

As a public reporting company in the United States, we are subject to the information and reporting requirements of the Exchange Act and other federal securities laws, and the compliance obligations of the Sarbanes-Oxley Act. The costs of preparing and filing annual and quarterly reports as well as other information with the SEC and furnishing audited reports to shareholders is significant. This Company originally filed its form 10-12G on February 10, 2015 The SEC issued a comment letter regarding this Original Filing on March 11, 2015. Such comments were not addressed by the Company prior to the 60 days from the file date, and as such, the filing went effective. After changes in counsel and auditors, the company addressed such comments in its Amendment No. 1 to Form 10 (the “First Amendment”) filed October 2, 2015, wherein the financial statements included in the Original Filing were completely restated due to the reclassification of the previously listed October 8, 2014 Asset Purchase Agreement with Movie Star News, LLC (“MSN”) as an acquisition versus a contract to merge the two companies to combine assets of rare images. As such, the financial statements in the original filing were stale at the time the Form 10-12G went effective. Moreover, the SEC has had further comments relating to the Form 10-12G, of which we are still addressing, despite being effective, resulting in further amendments to the Form 10-12G. Additionally, due to changes in counsel and auditors, the Company was delayed in filing its Form 10-Q for the quarter ended June 30, 2015, which as of the date of this Filing has not yet been completed. The Company did update the original Filing to include the financial statements for the six months ended June 30, 2015 and the Management’s Discussion and Analysis of Financial Condition and Results of Operations for quarter ended June 30, 2015. The timing of the Company’s filings also created a gap in financial reporting and per Rule 13a-13, the Company is in the process of finalizing the Form 10Q for the quarter ended March 31, 2015. Failure to comply with reporting obligations under the Securities Exchange Act of 1934 on time constitutes a violation of Section 13(a) of the Exchange Act and the SEC could institute an administrative proceeding against the late filer, among other things, seeking revocation of the company’s registration under the Exchange Act. These proceedings by the SEC are uncommon and are typically aimed at recurring and egregious violations. Further, such failures in timely reporting could have a significant and adverse effect on our business and reputation and this may decrease the trading price of its stock.

United States Securities and Exchange Commission

RE: Capital Art, Inc.

January 15, 2016

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Revenues, page 11

3. We reviewed the revisions made in response to comment 7. We continue to believe you should provide more insight into the changes in revenues when comparing both annual and interim periods. Please disclose the extent to which such changes are attributable to increases or decreases in prices and volumes of goods being sold. Refer to Item 303(a)(3) of Regulation S-K.

Response: The Third Amendment has been revised, but to highlight here we have added the following paragraphs in the respective sections:

Annual:

The Company’s product sales are generated through sale of limited edition or reproductions from it’s a diverse collection of classic and contemporary limited edition photographic images and reproductions, with a focus on iconic celebrity images, which each sale is unique and driven by customer demand for certain, and often obscure, images. In private and online auction sales the Company stimulates buyer interest through marketing and sells the item to the highest bidder. In the case of generic photographs or reproductions, the Company sells the print at a fixed price which is based on the popularity and demand of the celebrity in the image. The decrease in revenues for the twelve months ending December 31, 2014 compared to the same period in 2013 was in part as a result of decreased volume of items sold due to the transition and integration of operations due to the reverse merger. The Company continues to invest its working capital resources in sales and marketing in order to increase the distribution and demand for its products and in adding content to its product along with adding additional channels of distribution, resulting in increases in volumes of goods being sold.

Interim:

For the three and six months ended June 30, 2015 total revenues excluding the fair value of the limited edition photographs to the consultant were $35,040 and $126,282, respectively, compared to total revenues for the three and six months ended 2014 of $62,100 and $163,168, total revenues decreased $27,060 and $36,886, respectively. The Company’s product sales are generated through sale of limited edition or reproductions from it’s a diverse collection of classic and contemporary limited edition photographic images and reproductions, with a focus on iconic celebrity images, which each sale is unique and driven by customer demand for certain, and often obscure, images. In private and online auction sales the Company stimulates buyer interest through marketing and sells the item to the highest bidder. In the case of generic photographs or reproductions, the Company sells the print at a fixed price which is based on the popularity and demand of the celebrity in the image. Excluding the fair value of the prints to the consultant, the decrease in revenues for the three and six months ended June 30, 2015 compared to the same period in 2014 was in part as a result of decreased volume of items sold due to the transition and integration of operations due to the reverse merger. The Company continues to invest its working capital resources in sales and marketing in order to increase the distribution and demand for its products and in adding content to its product along with adding additional channels of distribution, resulting in increases in volumes of goods being sold.

United States Securities and Exchange Commission

RE: Capital Art, Inc.

January 15, 2016

Liquidity and Capital Resources, page 14

4. Please disclose how long the company can sustain operations assuming its current level of capital resources.

Response: The Third Amendment has been revised in the appropriate sections to add the following: The Company expects to continue incurring significant operating losses for the near future. If the Company is not successful in achieving revenues required to continue operations at its current operating levels within three to four months, or obtain additional financing, the Company’s operations will be significantly impacted, and the Company will be required to eliminate its headcount, and significantly scale back its operations, including up to the possibility of seeking a buyer for its vast collections and winding down its operations.

Item 14. Changes in and Disagreements with Accountants on Accounting and Financial

Disclosure, page 30

5. Please disclose the information required by Item 304 of Regulation S-K. Please also tell us your consideration of filing an Item 4.01 Form 8-K.

Response: This section of the Third Amendment has been advised to read as follows:

None, except for any changes due to the change in accounting firms and related to the reclassification of the MSN transaction to a reverse merger.

The change in accounting firms was due to the Company’s decision, recommended by the Chief Executive Officer and approved by the Board of Directors, to dismiss the prior accounting firm, and hire the new firm, based upon the prior firm’s decision to classify the reverse merger as an asset purchase and not a reverse merger, which also resulted in the need for reclassification of other entries. There were no adverse opinions by the prior firm or a disclaimer of opinion, or was qualified or modified as to uncertainty, audit scope, or accounting principles. The prior firm stands behind its classification of the transaction. The new firm agrees that it is a reverse merger.

United States Securities and Exchange Commission

RE: Capital Art, Inc.

January 15, 2016

The new accounting firm has advised the Company that new internal controls are necessary for the Company to develop reliable financial statements, and have been working with the Company on such matters. The new accountants have been working with the Company and its management with no change in scope of the audit or reviews.

A Form 8-K was not filed at the time of the change, as the Company was not effective at that time, and planning to not become effective without amending its disclosures, which included the change in accountants. Unfortunately, timing was delayed, the company became effective and an 8-K was not filed at that time. Filing an 8-K now, after already disclosing the change in the Original filing, would not be timely, and is not needed as the information has already been disclosed, which is the purpose of the Form 8-K. Please also tell us your consideration of filing an Item 4.01 Form 8-K

Form 10-Q for the Quarterly Period Ended September 30, 2015

Item 4. Controls and Procedures

(a) Evaluation of Disclosure Controls and Procedures, page 24

6. Please revise to disclose the conclusions of your principal executive and principal financial officers regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by the report. Refer to Item 307 of Regulation S-K.

Response: The Company is preparing and filing a first amendment to the Form 10-Q for the quarter ended September 30, 2015 to be filed on January 15, 2016 to update Item 4 to address this comment. To highlight here, the following was added:

Disclosure controls and procedures are controls and other procedures that are designed to ensure that information required to be disclosed in company reports filed or submitted under the Securities Exchange Act of 1934 (the “Exchange Act”) is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in company reports filed under the Exchange Act is accumulated and communicated to management, including the Company’s Chief Executive Officer and Chief Financial Officer (the “Certifying Officers”), as appropriate to allow timely decisions regarding required disclosure.

As required by Rules 13a-15 and 15d-15 under the Exchange Act, the Certifying Officers carried out an evaluation of the effectiveness of the design and operation of the Company’s disclosure controls and procedures as of September 30, 2015. Their evaluation was carried out with the participation of other members of the Company’s management. Based on an evaluation conducted by management, of the effectiveness of the design and operation of our disclosure controls and procedures, as required by Exchange Act Rule 13a-15(e) management concluded that our disclosure controls and procedures were ineffective as of September 30, 2015. Our disclosure controls and procedures did not ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act was (i) recorded, processed, summarized and reported within the time periods specified by the SEC rules, and (ii) the necessary information was not accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure as specified by the SEC rules and forms.

United States Securities and Exchange Commission

RE: Capital Art, Inc.

January 15, 2016

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) or 15d-15(f) promulgated under the Securities Exchange Act of 1934 as a process designed by, or under the supervision of, the Company's principal executive and principal financial officers and effected by the Company's board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States and includes those policies and procedures that:

(a) Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;

(b) Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the company; and

(c) Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Because of the inherent limitations of internal control, there is a risk that material misstatements may not be prevented or detected on a timely basis by internal control over financial reporting. However, these inherent limitations are known features of the financial reporting process. Therefore, it is possible to design into the process safeguards to reduce this risk.

Based on its assessment, management has concluded that the Company's disclosure controls and procedures and internal control over financial reporting are ineffective, based in part on the absence of separation of duties with respect to internal financial controls of the Company.

United States Securities and Exchange Commission

RE: Capital Art, Inc.

January 15, 2016

The Board of Directors has assigned a priority to the short-term and long-term improvement of our internal control over financial reporting. Notwithstanding this commitment, given the limited operations and consequently the limited revenues and capital resources, the Board of Directors and management are not now able to engage additional personnel to remedy the processes that would eliminate the issues that may arise due to the absence of separation of duties within the financial reporting functions. Therefore, there is not specific timing for the remediation procedures. Additionally, the Board of Directors will work with management to continuously review controls and procedures to identified deficiencies and implement remediation within our internal controls over financial reporting and our disclosure controls and procedures.

*************

In responding to your comments, we believe that we have addressed all of your comments. Attached hereto, please also find statements from the Company that it is responsible for the adequacy and accuracy of the disclosure in the filing, staff comments or changes to disclosure in response to staff comments and do not foreclose the Commission from taking any action with respect to the filing; and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please advise me directly if there are any other requirements and/or if you have any questions. I appreciate your time and consideration in this matter. I look forward to completing this matter.

Very truly yours,

HOLLEY DRIGGS WALCH
FINE WRAY PUZEY & THOMPSON

/s/ Kimberly P. Stein
Kimberly P. Stein

Attachment

cc:	Client Eide Bailly LLP

KPS:

DECLARATION

SEAN GOODCHILD, being first duly sworn, deposes and says:

1. That I, the deponent, am the Chief Executive Officer of Capital Art, Inc. (the “Company”);

2. That pursuant to the requirements of the United States Security and Exchange Commission (“Commission”), I have duly caused the Response letter dated January 15, 2016 (“Letter”) from the Company’s counsel, Kimberly P. Stein, Esq. of the law firm of Holley Driggs Walch to be sent in response to the Commission’s December 16, 2015 letter.

3. That I have reviewed the Letter and acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in the Letter, in the Third Amendment to the Form 10-12G filed to be filed on January 15, 2016, in Amendment No. 1 to Form 10Q for the quarter ended September 30, 2015 to be filed shortly thereafter, and the Form 10Qs for the quarters ended March 31, 2015 and June 30, 2015 also to be filed shortly thereafter.

4. I further acknowledge on behalf of the Company that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.

5. The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I DECLARE under penalty of perjury under law of the State of ____ that the foregoing is true and correct.

Executed on January 16, 2015	/s/ Sean Goldchild
Date	Sean Goldchild